DIRECTV
2230 East Imperial Highway
El Segundo, California 90245

October 16, 2009

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 3720

Washington, D.C. 20549

Attention: Paul Fischer, Attorney-Advisor

Re:                               DIRECTV
Form S-4 Registration Statement (File No. 333-159810)

Ladies and Gentlemen:

DIRECTV (the “Issuer”) hereby requests acceleration of the effectiveness of the referenced Registration Statement on Form S-4 of the Issuer (as amended by Amendment No. 4, to be filed on October 19, 2009 (the “Registration Statement”)) to 5:00 p.m., Eastern Time, on Tuesday, October 20, 2009, or as soon as reasonably practicable thereafter.

The Issuer hereby acknowledges the following:

1.               should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.               the action of the Commission or the staff of the Commission, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Issuer from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.               the Issuer may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Issuer hereby confirms that it is aware of its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the Registration Statement.

Please call Jackie Cohen of Weil, Gotshal & Manges LLP, at (212) 310-8891, to confirm the effectiveness of the Registration Statement.

Very truly yours,

	By:	/s/ Larry D. Hunter
Name: Larry D. Hunter
Chief Executive Officer
The DIRECTV Group, Inc.

cc: Frederick Green, Esq.
Michael Lubowitz, Esq.
Jackie Cohen, Esq.